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Exhibit 9.2

[MEDQUIST LOGO]


                                                                    News Release

                                                                    NASDAQ: MEDQ
                                                           FOR IMMEDIATE RELEASE

                        MEDQUIST REPORTS REVENUE AND EPS
                             FOR FOURTH QUARTER 2000
                      (In thousands, except per share data)

         MARLTON, NJ February 1, 2001 - MedQuist Inc. reported revenue of approximately $90.0 million for the three months ended December 31, 2000. EBITDA for the fourth quarter of 2000 was $20.0 million or 22.2% of revenue. Net income was $9.4 million or $0.25 per share.

         For the twelve-month period ended December 31, 2000, MedQuist generated $364.1 million in revenue, an increase of 10% compared to 1999 revenue of $330.0 million. Proforma EBITDA for the twelve-month period ended December 31, 2000, was $87.3 million or 24.0% of revenue. Proforma net income was $41.6 million or $1.12 per share on a diluted basis. Proforma results exclude approximately $6.3 million of expense related to costs incurred with the Philips tender offer, $1.0 million of income related to the adjustment of the restructuring reserves established in 1997 and 1998, and approximately $3.7 million gain from the sale of an investment.

         David A. Cohen, Chairman and Chief Executive Officer, stated, "MedQuist generated solid results during the fourth quarter of 2000, despite a tough market place. MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and cash flow. Management remains committed to the company's growth prospects and is enthusiastic about our significant opportunities in medical transcription and related businesses."

         On January 31st, MedQuist acquired substantially all of the assets of Digital Voice, Inc. (DVI), one of the nation's largest providers of digital dictation equipment for the health care industry. The DVI acquisition will be accounted for as a purchasing accounting transaction and will be accretive to MedQuist earnings. Cohen stated, "We are extremely excited about this acquisition because it uniquely positions MedQuist to offer a higher level of value-added service for our health care customers' medical transcription needs. The DVI acquisition also serves to increase MedQuist's distribution capabilities to the health care industry and secures our largest single provider of digital dictation systems, MedQuist's largest capital expenditure."

         "The DVI acquisition is the first step in a strategic transition toward becoming a full service medical document management company." Cohen added, "MedQuist is currently in negotiations with several other companies with the goal of broadening our service offering in the medical document management market."

         MedQuist is the largest electronic medical transcription service company in the United States.

         Other than historical information set forth herein, this press release contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, rapidly changing technology; inability to manage and maintain growth; inability to penetrate new markets; inability to make and successfully integrate acquisitions and transition our business strategy; decreased demand for existing products; lack of a market for new products; and failure to successfully negotiate agreements to take advantage of the opportunities facing MedQuist to broaden its service offering. Additional risks associated with the Company's business can be found in its periodic filings with the SEC.

Contact: Brian J. Kearns, Chief Financial Officer, MedQuist Inc., 856-810-8000 x-4418

                                  Tables Follow


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                                  MedQuist Inc.
                              Financial Highlights
                                   (unaudited)
                       In thousands, except per share data

                                                 Three Months Ended December 31,
                                                 -------------------------------
                                                    2000                 1999(2)
                                                  --------               -------

Revenue                                          $ 90,000               $ 88,366
EBITDA (1)                                         19,986                 23,841
Income before income taxes                         15,323                 19,500
Net Income                                          9,353                 11,699

Income per common share
         Basic                                    $  0.25                $  0.33
         Diluted                                  $  0.25                $  0.31

Weighted average shares outstanding
         Basic                                     36,730                 35,911
         Diluted                                   37,243                 37,265


                                                Twelve Months Ended December 31,
                                                --------------------------------
                                                  2000 (3)               1999(2)
                                                  --------               -------

Revenue                                          $364,149               $330,008
EBITDA (1)                                         87,255                 80,066
Income before income taxes                         69,070                 64,996
Net Income                                         41,600                 38,616

Income per common share
         Basic                                      $1.15                  $1.10
         Diluted                                    $1.12                  $1.05

Weighted average shares outstanding
         Basic                                     36,154                 35,120
         Diluted                                   37,169                 36,729


(1)  Earnings before interest, taxes, depreciation and amortization.
(2) Excludes approximately $2,648 of income related to the adjustment of the restructure reserve established in 1998.
(3) Excludes approximately $6,255 related to costs associated with the Philips tender offer, $1,013 of income related to the adjustment of the restructuring reserves established in 1997 and 1998, and approximately $3,675 of gain from the sale of an investment.